

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (262) 367-0717

July 15, 2010

Justin Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214

> **Re: Merge Healthcare Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Forms 8-K Filed April 30, 2010 and June 18, 2010**
> **File No. 001-33006**

Dear Mr. Dearborn:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

General

1.   We note from your Form 8-K filed May 6, 2010 that the company started tracking non-recurring backlog during the first quarter 2010. Please confirm to us that you will include this information in future Form 10-K filings. As part of your

response, please tell us how you considered disclosing backlog from recurring revenue. See Item 101(c)(1)(viii) of Regulation S-K.

Item 3. Legal Proceedings, page 22

2.   In this section, please include an enhanced discussion of the factual basis underlying any legal proceedings. See Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

3.   Please consider expanding your Overview section to include an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Merge's executives focus on in evaluating financial condition and operating performance. Consider addressing the material opportunities, risks and challenges facing Merge and how management is dealing with these issues. We note your disclosure regarding the "continuing global macroeconomic downturn," however, your Overview should address concerns unique to the company in addition to general concerns. Please also consider enhancing your disclosure to address any material trends affecting Merge. In this regard, we note your discussion on pages 5 and 6. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources

Operating Cash Flows, page 34

4.   We note that your discussion of operating cash flows is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that there have been significant changes in accounts receivable and deferred revenue but there is no discussion regarding the reasons for these changes. As part of your response, tell us how you considered disclosing days sales outstanding ("DSO") at each balance sheet date and the impact it had on your cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Note (1) – Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 51

5.   Your disclosures indicate that vendor-specific objective evidence of fair value of maintenance and support is based on the substantive renewal price stated in the contract. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

6.   We note that revenue from your SaaS offerings are generally recognized using the proportional performance method. Please tell us about the types of services being provided in these arrangements, including whether you provide any set up fees, and explain to us how you are applying the proportional performance method to these arrangements. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

7.   Your disclosures indicate that if services are considered essential, revenue is recognized using the proportional performance guidelines or percentage of completion accounting, as appropriate. Please tell us of the nature of services being provided and tell us when you apply the proportional performance method versus the percentage of completion. Please refer to the authoritative literature that supports your accounting.

Note (5) – Fair Value Measurement, page 59

8.   We note your cash and cash equivalents consist primarily of balances with banks and liquid short-term investments with original maturities of ninety days or less. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note (13) – Income Taxes, page 68

9.   Given that you have a history of pre-tax losses, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures, page 76

10.   We note that you disclose that a control system "can provide only reasonable, not absolute assurance that the objectives of the control system are met." Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. See Section II.F.4 of SEC Release No. 33-8238. Also, confirm you will revise your disclosures in future filings.

Exhibit Index, page 80

11.   Please tell us why you have not filed as exhibits the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, respectively. Please also tell us why you have not filed the license agreement and term note agreement with the same entity. We note that these are related party agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 81

12.   In future filings, please ensure that Mr. Oreskovich signs the report in his individual capacity, and not solely on behalf of the registrant.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance

Management

Executive Officers, page 5

13.   Ensure that future filings include the full five years of business experience for each executive officer. Refer to Item 401 of Regulation S-K. In this regard, we note the business experience discussion for Ms. Mayberry–French does not appear to cover the full period required by Item 401.

Item 11. Executive Compensation

Compensation Discussion and Analysis

General

14.   Future filings should elaborate to a greater extent on the role of Mr. Dearborn in
        determining compensation and his input during the crafting of compensation
        packages. For example, can Mr. Dearborn call or attend compensation committee
        meetings? Can he meet with your compensation consultants? Refer to
        Item 402(b)(2)(xv).

15.   We note your use of peer group comparisons. Please clarify whether you use
        specific peer group compensation percentiles in making compensation decisions.
        If so, please clarify what consideration you gave to disclosing the actual
        percentiles for fiscal 2009 compensation for each benchmarked element of
        compensation. Disclosure in this regard should include a discussion of where you
        target each element of compensation against the comparator companies and where
        actual payments fall within targeted parameters.

Board Leadership Structure and Risk Oversight, page 9

16.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please
        describe the process you undertook to reach the conclusion that your policies and
        practices are not reasonably likely to have a material adverse effect on the
        Company.

Potential Payments Upon Termination or Change in Control

Description of Agreements Providing for Potential Payments, page 11

17.   Quantify the estimated payments and benefits that would be provided in each
        covered circumstance. See Item 402(j)(2) of Regulation S-K.

Transactions with Related Persons, page 15

18.   We note that Mr. Ferro and Mr. Dearborn have or had individual interests in the
        transactions between Merrick and the company. Please advise why you have not
        provided disclosure under Item 404(a) of Regulation S-K with respect to these
        individuals.

19.   Please advise why you have not provided disclosure pursuant to Item 404(a)
        regarding the value added reseller and VAR agreements noted above.

Forms 8-K Filed April 30, 2010 and June 18, 2010

Exhibit 99.1

20.   We note adjustments (S) and (AA) which eliminate stock based-compensation expense of AMICAS, etrials and Confirma. Please explain your basis for excluding these expenses and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief